SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

On March 21, 2006, an Extraordinary Meeting of Shareholders of On Track Innovations Ltd. (OTI) has reached the following resolutions:

a)	The Meeting approved the adoption of an alternative option exercise mechanism, pursuant to which each of the Company’s and the Company’s subsidiaries’ employees, and Company’s directors and office holders (excluding “External Directors”, as such term is defined in the Israeli Companies Act 1999)(“Grantee”) who is holding outstanding options (each, an “Option”) as of the exercise date which shall be determined by the Company’s management (“Exercise Date”), may exercise the Options into such number of Ordinary Shares of the Company (each a “Share”) based on Black & Scholes model according to the following principles:

—	Each Option shall be exercised for no consideration into such number of Shares, the number of which is equal to a fraction, the numerator of which is the economic value of the Option at the Exercise Date, (based on Black & Scholes model) and the denominator is the adjusted closing market price of the Shares on NASDAQ at such date.
—	Each Grantee who exercised the Options pursuant to the aforesaid mechanism will be required to sign an irrevocable thirty three month lock-up arrangement with respect to the Shares. Such lock up shall apply to 82.5% of the Shares, where 7.5% of the Shares shall be released from the lock up at the end of each calendar quarter commencing the Exercise Date.
—	Options which are not vested as of the Exercise Date may be exercised into Shares as well based on the foregoing formula; provided, however, that such Shares shall be restricted as in the original vesting terms of the Option.
—	Each Grantee will be required to sign an irrevocable proxy pursuant to which the voting rights attached to the Shares shall be granted to the Company’s Chairman on behalf of the Board of Directors, or to whom the Company’s Board of Directors will instruct.
—	Each Grantee shall have a limited period of time to decide whether he/she wishes to exercise the Options pursuant to the said mechanism. Such limited period of time shall be determined by the Company’s management. In case a Grantee does not elect to exercise the Options during such period pursuant to the said mechanism, the original terms of the 2001 Options Plan for the Options issued to him/her shall continue to apply.

b)	The Meeting approved reducing the exercise price of the warrants issued in the framework of the Company’s 2004 – 2005 PIPE transactions, in accordance with the following principles:

—	The exercise price of each warrant issued in the framework of the Company’s 2004 PIPE transaction shall be reduced to US12.29$ from US 13.97$ for each warrant;
—	The exercise price of each warrant issued in the framework of the Company’s 2005 PIPE offering shall be reduced to US 12.39$ from US 14.58$ for each warrant;
—	Each warrant holder shall have a limited period of sixty (60) days commencing the date of receipt of such offer from the Company, to decide whether he/she wishes to exercise the warrants pursuant to the said mechanism. In case a warrant holder does not elect to exercise the warrants during such period pursuant to the said mechanism, the original terms of the warrant agreement shall continue to apply.

The proposals to holders of Options and warrants (the “Holders”) so approved by   shareholders will only be made to the Holders after all required filings have been made with the Securities and Exchange Commission.  Such proposals will only be made by means of, and in accordance with the terms of written offering material which OTI expects to distribute to the Holders during the month of April, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 31st, 2006